Item 1(a) Name of Issuer:

          General Binding Corporation


Item 1(b) Address of Issuer's Principal Executive Offices:

          1 GBC Plaza
          Northbrook, IL 60062


Item 2(a) Name of Person Filing:

          Lane Industries, Inc.


Item 2(b) Address of Principal Business Office:

          One Lane Center
          Northbrook, IL 60062


Item 2(c) Citizenship:

          A Delaware corporation


Item 2(d) Title of Class of Securities:

          Common Stock, Par Value $.125 per share


Item 2(e) CUSIP Number:

          369154 10 9


Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2( b), check whether the person filing is a:

     (a)  (   )     Broker of Dealer registered under Section 15 of the Act
     (b)  (   )     Bank as defined in Section 3(a) (6) of the Act
     (c)  (   )     Insurance Company as defined in Section 3(a) (19) of the Act
     (d)  (   )     Investment Company registered under Section 8 of the Invest ment
                    Company Act

     (e)  (   )     Investment Advised registered under Section 203 of the Inv estment
                    Advisers Act of 1940
     (f)  (   )     Employee Benefit Plan, Pension Fund which is subject to the provisions of
                    the Employee Retirement Income Security Act of 1974 or Endo
                    wment
                    Fund; see Section 240.13d-1 (b) (1) (ii) (F)
     (g)  (   )     Parent Holding Company, in accordance with Section 240.13d-
                 1 (b) (ii)
                    (G) (Note: See Item 7)
     (h)  (   )     Group, in accordance with Section 240.13d-1 (b) (1) (ii) (H)

Item 4         Ownership

          (a)  Amount Beneficially Owned:

               9,804,457 shares* (as of December 31, 19            )

          (b)  Percent of Class:

               9,804,457 / 15,766,677** = 62.0%

          (c)  Number of shares as to which such person has:

               (i)  Sole power to vote or to direct the vote***

               (ii) Shared power to vote or to direct the vote***

               (iii)     Sole power to dispose or to direct the disposition of*
                         **

               (iv) Shared power to dispose or to direct the disposition of***



*    Includes                    shares of the Issuer's Class B Common Stock, p
                                 ar value $.125 per
     share, which are convertible into shares of the Issuer's Common Stock, par value $.125 per share, upon presentation for transfer.

Item 5         Ownership of Five Percent or Less of a Class.

          Not applicable.


Item 6         Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


Item 7 Identification and Classification of the Subsidiary which Acquir ed the Security
               Being Reported on By the Parent Holding Company.

          Not applicable.


Item 8         Identification and Classification of Members of the Group.

          Not applicable.


Item 9         Notice of Dissolution of Group.

          Not applicable.


Item 10   Certification.

          Not applicable



**   Includes the total of all Class B Common Stock noted above.

*** Lane Industries, Inc. has the sole power to vote and to dispose of the sha res listed in Item 4.